Corporate Headquarters
Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland.
T 353 1 846 9100 F 353 1 846 9150 www.experiangroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

15 April 2008


08002234

SUPPL

Dear Sirs,

RE: EXPERIAN GROUP LIMITED – 12g3-2(b) EXEMPTION FILE NUMBER 82-35022

Enclosed is a schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-35022, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

As explained in our letter to you dated 10 July 2007, we are not including in this submission a copy of the London Stock Exchange announcements listed in the enclosed Schedule which are available on our website, www.experiangroup.com.

Yours faithfully

Ronan Hanna
Deputy Company Secretary

Enc.

Directors: Fabiola Arredondo (USA), Paul Brooks (UK), Laurence Danon (France), Roger Davis (UK), Sean FitzPatrick (Ireland), Alan Jebson (UK), John Peace (UK), Don Robert (USA), Sir Alan Rudge (UK), David Tyler (UK)

Experian Group Limited. Registered office: 22 Grenville Street, St. Helier, Jersey, JE4 8PX. Registration No: Jersey 93905.
Branch registered address: Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland. Registration No: Ireland 905565.

EXPERIAN GROUP LIMITED

SCHEDULE

15 MARCH 2008 – 15 APRIL 2008
ANNOUNCMENTS / FILINGS

Exemption file number 82-35022

LONDON STOCK EXCHANGE ANNOUNCEMENTS		
15/04/2008		Additional Listing
14/04/2008		Additional Listing
03/04/2008		Holding(s) in Company
31/03/2008		Total Voting Rights
28/03/2008		Holding(s) in Company
26/03/2008		Director Declaration
25/03/2008		Holding(s) in Company

END